                           THERMEDICS DETECTION INC.

                                                                  March 10, 2000

Dear Shareholder:

     On March 10, 2000, Detection Acquisition, Inc., a subsidiary of Thermo Electron Corporation ("Thermo Electron") and Thermedics Inc. ("Thermedics"), commenced a tender offer to acquire for $8.00 per share in cash all of the outstanding shares of common stock of Thermedics Detection Inc. (the "Company") that Thermo Electron and its subsidiaries do not currently own (the "Offer").

     All of the current members of the Company's Board of Directors are also affiliates of the Company, Thermo Electron and/or Thermedics. Because of this affiliation, the Board of Directors of the Company has determined that the Company will express no position and will remain neutral with respect to the Offer.

     The enclosed Solicitation/Recommendation Statement on Schedule 14D-9, which was filed today with the Securities and Exchange Commission, describes the Company's position with respect to the Offer and the related proposed short-form merger and contains other information relating to the Company, Thermo Electron, Thermedics and the Offer.

     In 1999, the Company's Board of Directors appointed a special committee comprised of the Directors of the Company who were not affiliated with the Company, Thermo Electron and/or Thermedics. The special committee was formed in connection with the negotiation of a proposed long-form merger between the Company and Thermedics. This long-form merger would have required approval of the Board of Directors and stockholders of the Company.

     After negotiations among the special committee, Thermo Electron and Thermedics failed to result in an agreement with respect to a long-form merger, Thermo Electron and Thermedics decided to commence the Offer to be followed by a short-form merger. ALTHOUGH THE SPECIAL COMMITTEE WAS NOT AUTHORIZED BY THE COMPANY'S BOARD OF DIRECTORS TO NEGOTIATE THE TERMS OF THE OFFER AND THE SHORT-FORM MERGER, THE MEMBERS OF THE SPECIAL COMMITTEE SUBMITTED TO THE COMPANY'S BOARD OF DIRECTORS A REPORT SETTING FORTH THEIR RECOMMENDATION THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES. THE ENCLOSED SCHEDULE 14D-9 DISCUSSES THE RECOMMENDATION OF THE SPECIAL COMMITTEE CONCERNING THE OFFER. BOTH MEMBERS OF THE SPECIAL COMMITTEE RESIGNED FROM THE BOARD OF DIRECTORS ON FEBRUARY 29, 2000.

     Because the Company is not making a recommendation with respect to the Offer, you must make your own decision as to the adequacy, fairness and acceptability of the Offer. The Company's Board of Directors urges you to make your decision based on all of the information available to you and, to that end, that you read the enclosed materials carefully and in their entirety.

                                          Sincerely,

                                          James Barbookles
                                          President and Chief Executive Officer